Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 24 DATED APRIL 3, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our minimum investment amount;
•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Minimum Investment Amount

The following information supersedes and replaces the first full paragraph on the third cover page of the Offering Circular:

As of April 12, 2018, for investments made online through the Realty Mogul Platform, the minimum investment in our common shares for initial purchases is 100 shares, or $1,000 based on the current per share price, and the minimum investment for subsequent purchases is 100 shares, or $1,000 based on the current per share price. For IRAs, other tax deferred accounts, and investments made through select registered investment advisor, or RIA, custodial platforms, the minimum investment in our common shares for initial purchases is 500 shares, or $5,000 based on the current per share price, and the minimum investment amount for subsequent purchases is 100 shares, or $1,000 based on the current per share price.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum investment required?”

Q: Is there a minimum investment required?

A: Yes.  As of April 12, 2018, for investments made online through the Realty Mogul Platform, you must initially purchase at least 100 common shares in this offering, or $1,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price for subsequent investments. For IRAs, other tax deferred accounts, and investments made through select RIA custodial platforms, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose the new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe — Minimum Purchase Requirements”

Minimum Purchase Requirements

As of April 12, 2018, for investments made online through the Realty Mogul Platform, for non-IRAs and other tax deferred accounts, you must initially purchase at least 100 common shares in this offering, or $1,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments. For IRAs, other tax deferred accounts, and investments made through select RIA custodial platforms, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The minimum investment amount for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase.  Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial ones.

Purchase of Shares by Retirement Accounts

With respect to any investor who elects open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor has agreed to pay all custodial fees charged by such independent custodian for the first year of investment, up to $50 if an investor initially purchases at least 500 shares of our common stock in this offering, or $5,000 based on the current per share purchase price, and, up to $100 if an investor initially purchases at least 1,000 shares of our common stock in this offering, or $10,000 based on the current per share purchase price.

Declaration of Distributions

On March 21, 2018, our Manager authorized a cash distribution of $0.0655 per share of the Company’s common shares to shareholders of record as of March 31, 2018. The Manager expects that the distributions will be paid on or about April 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.82 per share net asset value, and approximately 7.86% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning March 1, 2018 and ending March 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

On April 2, 2018, our Manager authorized a cash distribution of $0.0655 per share of the Company’s common shares to shareholders of record as of April 30, 2018. The Manager expects that the distributions will be paid on or about May 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.82 per share net asset value, and approximately 7.86% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning April 1, 2018 and ending April 30, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

1450 - 1460 South Harbor Boulevard – La Habra, CA

On March 16, 2018, we acquired a $1,900,000 preferred equity investment (the “PE Investment”) related to the acquisition and redevelopment of an existing 27,080 square foot retail strip center property located at 1450 - 1460 South Harbor Boulevard in La Habra, California (the “Property”).

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $1,900,000, which represents the principal amount.  RMCC sold the investment on the same day it closed and therefore there was no accrued but unpaid interest as of the purchase date. The PE Investment is interest only with a floating interest rate of London Interbank Offered Rate (LIBOR) plus 480 and is secured by the Property.  The PE investment has a current payment rate of 11% per annum (“Current Interest”) plus 3% per annum of payment-in-kind interest (“PIK Interest”).  The Current Interest and PIK Interest accrue on a monthly basis and are cumulative and compounding.  For a given period, all accrued Current Interest and PIK interest must be paid in full before the common equity receives a distribution.

The Property is a 27,080 square foot retail strip center asset comprised of two lots with a 4:1,000 square foot parking ratio. The real estate company sponsoring this transaction believes the Property was extremely undermanaged under previous ownership as the Property is currently 87% vacant with one month-to-month lease in-place.

The real estate company is a Southern California-based real estate development, investment and management company, and its two principals grew up just a few miles from the Property. To date the real estate company has developed, acquired, operated or financed over 400 multifamily units. The real estate company’s principals have a combined 39 years of experience in finance and real estate, and they have designed, developed, built or managed approximately 15,000 residential units and 2.5 million square feet of commercial space.

The real estate company is personally funding all the equity, and its business plan for the Property is to execute a value-add strategy by renovating and re-positioning the Property into a lifestyle center tenanted with popular modern ethnic food concepts, which cater to the surrounding demographics.  The real estate company intends to complete its business plan, stabilize the Property and exit within eighteen months.

The Property is located in the city of La Habra, which is a north Orange County suburb that offers immediate access to Interstate 5 and California State Route 57. Average household income within a one-mile radius of the Property is over $116,000 and population growth is projected to be 3.4% through 2022 as projected by CoStar Realty Information, Inc. There are significant retailers within the immediate area including Starbucks, CVS, Best Buy, Walmart and 24-Hour Fitness.

The Property is located in the Los Angeles-Long Beach-Anaheim, CA Metro Area Metropolitan Statistical Area (the “MSA”).  The MSA is the 2nd largest of the 382 MSAs with a combined population of approximately 13.3 million people as of the 2016 estimate of the United State Census Bureau.  Between 2010 and 2016, population growth for the MSA was 3.6%.